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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

CompuCom Systems, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

204780 10 0

(Cusip Number)

Christopher J. Davis
Executive Vice President and Chief Administrative & Financial Officer
800 The Safeguard Building, 435 Devon Park Drive
Wayne, PA 19087-1945
(610) 293-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204780 10 0

1.	Name of Reporting Person: Safeguard Scientifics, Inc.		I.R.S. Identification Nos. of above persons (entities only): 23-1609753

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 26,756,538 shares of common stock *

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 26,756,538 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 26,756,538 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒ **

13.	Percent of Class Represented by Amount in Row (11): 51.0%

14.	Type of Reporting Person (See Instructions): CO

* Voting power is shared with CHR Holding Corporation pursuant to the terms of a Principal Stockholder Agreement, dated as of May 27, 2004. See Item 4.

** Excludes 443,283 shares that have been pledged to Safeguard Scientifics, Inc. as collateral for a loan it provided to a former officer. Safeguard Scientifics, Inc. disclaims beneficial ownership of such shares.

CUSIP No. 204780 10 0

1.	Name of Reporting Person: Safeguard Delaware, Inc.		I.R.S. Identification Nos. of above persons (entities only): 52-2081181

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,119,700 shares of common stock *

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,119,700 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,119,700 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.2%

14.	Type of Reporting Person (See Instructions): CO

* Voting power is shared with CHR Holding Corporation pursuant to the terms of a Principal Stockholder Agreement, dated as of May 27, 2004. See Item 4.

CUSIP No. 204780 10 0

1.	Name of Reporting Person: Safeguard Scientifics (Delaware), Inc.		I.R.S. Identification Nos. of above persons (entities only): 51-0291171

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 25,636,838 shares of common stock*

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 25,636,838 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,636,838 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 49.9%

14.	Type of Reporting Person (See Instructions): CO

* Voting power is shared with CHR Holding Corporation pursuant to the terms of a Principal Stockholder Agreement, dated as of May 27, 2004. See Item 4.

CUSIP #204780 10 0

ITEM 1.	SECURITY AND ISSUER

The following information supplements and amends the information contained in the Schedule 13D and amendments thereto previously filed by Safeguard Scientifics, Inc. (“Safeguard”) relating to the ownership by its subsidiaries of the common stock, $0.01 par value per share, of CompuCom Systems, Inc., a Delaware corporation (“CompuCom”), listed on the cover pages of this amendment. According to CompuCom’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, the number of outstanding shares of CompuCom common stock outstanding as of May 5, 2004 was 50,198,624 shares. The principal executive offices of CompuCom are located at 7171 Forest Lane, Dallas, TX 75230.

ITEM 2.	IDENTITY AND BACKGROUND

          (a) - (c) This Schedule 13D is being filed by Safeguard, Safeguard Delaware, Inc. (“SDI”) and Safeguard Scientifics (Delaware), Inc. (“SSD”) (collectively, the “Reporting Persons” and, individually, a “Reporting Person”). Safeguard is a company that seeks to create long-term value by taking controlling interests primarily in information technology and healthcare life sciences companies and developing them through superior operations and management support. SSD and SDI are wholly owned subsidiaries of Safeguard. Set forth in Schedule I annexed hereto are the name, identity and background of each Reporting Person and set forth in Schedules II through IV is the information required by Item 2 of Schedule 13D about the identity and background of each Reporting Person’s directors, executive officers and controlling persons, if any.

          (d) and (e) During the past five years, no Reporting Person nor, to the best of each Reporting Person’s knowledge, any person named in Schedules II-IV to this Schedule 13D, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          No change is being made to the disclosure in the previous Item 3.

ITEM 4.	PURPOSE OF TRANSACTION

          Supplement the disclosure previously contained in Item 4 with the following:

          On May 27, 2004, CompuCom and various affiliates of Platinum Equity, LLC (“Platinum”) entered into an Agreement and Plan of Merger, dated as of May 27, 2004 (the “Merger Agreement”), among CompuCom, CHR Holding Corporation (“Parent”) and CHR Merger Corporation (“Merger Subsidiary”), which provides that upon satisfaction of the conditions described in the Merger Agreement, at the effective time of the merger, CHR Merger Corporation would be merged into CompuCom, each outstanding share of CompuCom’s

CUSIP #204780 10 0

common stock would be converted into the right to receive $4.60 in cash, without interest, and each outstanding share of CompuCom’s preferred stock would be converted into the right to receive the par value of the preferred ($15 million in the aggregate), plus accrued and unpaid dividends, without interest. Upon consummation of the CompuCom merger, CompuCom would be a wholly-owned subsidiary of Parent, which in turn is an affiliate of Platinum Equity, LLC (“Platinum”). Platinum will be responsible for the performance by Parent and Merger Subsidiary of all of their obligations under the Merger Agreement that are to be performed prior to the effective time of the CompuCom merger.

          Pursuant to a Principal Stockholder Agreement, dated as of May 27, 2004 (the “Principal Stockholder Agreement”), by and among Safeguard, Parent and Merger Subsidiary, Safeguard has agreed to call a meeting of the Safeguard shareholders (the “Safeguard Special Meeting”) for the purpose of voting on a proposal to approve a plan of asset transfer consisting of the CompuCom merger contemplated by the Merger Agreement and the Principal Stockholder Agreement and related documents, and the voting of 24,540,881 shares of CompuCom common stock and 1,500,000 shares of CompuCom preferred stock (the “Subject Securities”) held by Safeguard or its subsidiaries in favor of the CompuCom merger and the approval and adoption of the Merger Agreement at a special meeting of CompuCom shareholders held to consider such CompuCom merger (the “CompuCom Shareholders Meeting”). If such proposal is approved by a majority of the votes cast at the Safeguard Special Meeting, then Safeguard would cause the shares of CompuCom capital stock held by subsidiaries of Safeguard to be voted in favor of the CompuCom merger and the adoption of the Merger Agreement at the CompuCom Shareholders Meeting, and against any acquisition proposal and any other action that may reasonably be expected to impede, interfere with, delay, postpone, attempt to discourage or have a material adverse effect on the consummation of, the CompuCom merger or result in a breach in any material respect of any of CompuCom’s covenants, representations, warranties or other obligations and agreements contained in the Merger Agreement. If Safeguard votes its shares of CompuCom capital stock in favor of the CompuCom merger at the CompuCom Shareholders Meeting, CompuCom will have received the requisite shareholder approval for the approval and adoption of the Merger Agreement and the CompuCom merger. The Principal Stockholder Agreement also contains customary representations and warranties of Safeguard and Platinum’s affiliates, as well as provisions restricting Safeguard’s ability to pursue alternate transactions and various fees which may be payable by Safeguard if Safeguard were to sell its shares of CompuCom capital stock in certain alternate transactions. Safeguard has agreed to give to Parent a proxy to vote the Subject Securities in accordance with the Principal Stockholder Agreement.

          Safeguard has agreed to post a $6.34 million letter of credit for 15 years to secure certain post-Merger obligations of CompuCom under its lease agreement for CompuCom’s principal executive offices in order to obtain the consent of the landlord under the lease to the CompuCom merger.

          The information set forth in response to this Item 4 is qualified in its entirety by reference to the Merger Agreement and the Principal Stockholder Agreement, each of which is incorporated herein by reference.

CUSIP #204780 10 0

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

          Replace the disclosure previously contained in Item 5 with the following:

          The information set forth or incorporated by reference in Items 2, 4 and 6 and in rows 6 through 11 on each of the cover pages hereto is hereby incorporated by reference into this Item 5.

          The Reporting Persons believe, and the following disclosure assumes, that there are 50,198,624 shares of Common Stock outstanding as of May 5, 2004. Based on such number of outstanding shares of Common Stock, the Reporting Persons report the following direct beneficial ownership of shares of Common Stock (including outstanding shares of Common Stock and options to acquire Common Stock that currently are exercisable or are exercisable within 60 days of May 27, 2004):

          Unless otherwise indicated in Schedule V annexed hereto, no Reporting Person or director or executive officer of a Reporting Person listed on Schedules II through IV annexed hereto has consummated any transaction in the Company’s shares during the past sixty days other than as set forth herein.

	Beneficial Ownership
	Number of	Percentage
	Shares	of Total(1)
Safeguard Scientifics, Inc. (2)	26,756,538	51.0%
Safeguard Delaware, Inc. (2)	1,119,700	2.2%
Safeguard Scientifics (Delaware), Inc. (2)	25,636,838	49.9%

(1)	Calculations based upon 50,198,624 shares outstanding (assuming conversion of all shares of Series B Cumulative Convertible Preferred Stock (“Series B Shares”) held by SSD.
(2)	Includes 1,119,700 shares directly owned by Safeguard Delaware, Inc. (SDI), 23,421,181 shares directly owned by Safeguard Scientifics (Delaware), Inc. (SSD), and 2,215,657 shares that may be acquired by SSD upon conversion of the Series B Shares. Safeguard is the sole stockholder of each of SDI and SSD. Safeguard and each of SDI and SSD have shared voting and dispositive power with respect to the shares beneficially owned by each of these entities. Excludes 443,283 shares that have been pledged to Safeguard as collateral for a loan it provided to a former officer. Safeguard disclaims beneficial ownership of such shares.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          In addition to the agreements previously filed as exhibits to Schedule 13D and amendments thereto, the information set forth in Items 4 and 5 is hereby incorporated herein by reference.

CUSIP #204780 10 0

          On May 27, 2004, Safeguard entered into the Principal Stockholder Agreement described in Item 4. Except as set forth in the Principal Stockholder Agreement and the Merger Agreement, to the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of CompuCom, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          The descriptions of the Merger Agreement and the Principal Stockholder Agreement contained in this Schedule 13D are qualified in their entirety by reference, respectively, to the Merger Agreement and the Principal Stockholder Agreement, each of which is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

1.	Agreement and Plan of Merger, dated as of May 27, 2004, among CompuCom Systems, Inc., CHR Holding Corporation and CHR Merger Corporation (incorporated by reference to Exhibit 99.2 filed on May 28, 2004 as an exhibit to Form 8-K by Safeguard Scientifics, Inc.)

2.	Principal Stockholder Agreement, dated as of May 27, 2004, among Safeguard Scientifics, Inc., CHR Holding Corporation and CHR Merger Corporation (incorporated by reference to Exhibit 99.3 filed on May 28, 2004 as an exhibit to Form 8-K by Safeguard Scientifics, Inc.)

CUSIP #204780 10 0

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this schedule is true, complete and correct.

Date:	May 28, 2004	Safeguard Scientifics, Inc.

		By:	CHRISTOPHER J. DAVIS
Christopher J. Davis
Executive Vice President and Chief Administrative & Financial Officer

Date:	May 28, 2004	Safeguard Delaware, Inc.

		By:	CHRISTOPHER J. DAVIS
Christopher J. Davis
Vice President

Date:	May 28, 2004	Safeguard Scientifics (Delaware), Inc.

		By:	CHRISTOPHER J. DAVIS
Christopher J. Davis
Vice President

CUSIP #204780 10 0

SCHEDULE I

1.	Safeguard Scientifics, Inc.

Safeguard Scientifics, Inc., a Pennsylvania corporation (“Safeguard”), owns all of the outstanding capital stock of Safeguard Delaware, Inc., a Delaware corporation (“SDI”), and Safeguard Scientifics (Delaware), Inc., a Delaware corporation (“SSD”). Safeguard has an address at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087-1945. Safeguard is a company that seeks to create long-term value by taking controlling interests primarily in information technology and healthcare life sciences companies and developing them through superior operations and management support. See Schedule II with respect to the executive officers and directors of Safeguard as of the date of this amendment to Schedule 13D.

2.	Safeguard Delaware, Inc.

SDI is a wholly owned subsidiary of Safeguard. SDI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803. Schedule III provides information about the executive officers and directors of SDI as of the date of this amendment to Schedule 13D.

3.	Safeguard Scientifics (Delaware), Inc.

SSD is a wholly owned subsidiary of Safeguard. SSD is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803. Schedule IV provides information about the executive officers and directors of SSD as of the date of this amendment to Schedule 13D.

CUSIP #204780 10 0

SCHEDULE II
EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS, INC.

Name	Present Principal Employment	Business Address

Executive Officers*
Anthony L. Craig	President, Chief Executive Officer, Group President, Business Decision Solutions and Director	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087
Michael F. Cola	Group President, Life Sciences	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087
Christopher J. Davis	Executive Vice President and Chief Administrative & Financial Officer	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087
John A. Loftus	Senior Vice President and Chief Technology Officer	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087
Directors*
Robert E. Keith, Jr.	Managing Director, TL Ventures	TL Ventures 435 Devon Park Drive, Bldg. 700 Wayne, PA 19087
Anthony L. Craig	Same as above	Same as above
Julie A. Dobson	Consultant	12617 Greenbriar Road Potomac, MD 20854
Andrew E. Lietz	Managing Director, Rye Capital Management	P. O. Box 738 Rye, NH 03870
George MacKenzie	Consultant	360 High Ridge Road Chadds Ford, PA 19317
Jack L. Messman	Chairman and CEO, Novell, Inc.	Novell, Inc. 404 Wyman Street, Suite 500 Waltham, MA 02451
Russell E. Palmer	Chairman and CEO, The Palmer Group	The Palmer Group 3600 Market Street, Suite 530 Philadelphia, PA 19104
John W. Poduska Sr.	Consultant	295 Meadowbrook Rd. Weston, MA 02493-2450
Robert Ripp	Chairman, Lightpath Technologies, Inc.	21 Old Logging Road Bedford, NY 10506
John J. Roberts	Consultant	1007 Canterbury Lane Villanova, PA 19085

* All Executive Officers and Directors are U.S. Citizens.

SCHEDULE III
EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD DELAWARE, INC.

Name	Present Principal Employment	Business Address
Executive Officers*
Anthony L. Craig	President, Safeguard Delaware, Inc.; President, CEO and Group President, Business Decision Solutions, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087

Christopher J. Davis	Vice President & Treasurer, Safeguard Delaware, Inc.; Executive Vice President and Chief Administrative & Financial Officer, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087
Directors*
Deirdre Blackburn	Manager, Legal Systems & Corporate Secretary, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087
Steven Grenfell	Vice President, Operations, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087

* All Executive Officers and Directors are U.S. Citizens.

SCHEDULE IV
EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS (DELAWARE), INC.

Name	Present Principal Employment	Business Address
Executive Officers*
Anthony L. Craig	President, Safeguard Scientifics (Delaware), Inc.; President, CEO and Group President, Business Decision Solutions, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087

Christopher J. Davis	Vice President & Treasurer, Safeguard Scientifics (Delaware), Inc.; Executive Vice President and Chief Administrative & Financial Officer, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087
Directors*
Deirdre Blackburn	Manager, Legal Systems & Corporate Secretary, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087
Steven Grenfell	Vice President, Operations, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087

* All Executive Officers and Directors are U.S. Citizens.

SCHEDULE V

All of the following transactions were effected by the executive officers and directors of the Reporting Persons listed below, in brokers’ transactions in the Nasdaq National Market.

Name	Date	Type of Transaction	Shares	Price Per Share

None